EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	Incorporation or Organization

PLX Technology Japan K.K.	Japan

PLX Technology Inc., China	China

PLX Technology Korea	Korea

Oxford Semiconductor, Inc.	United States

PLX Technology Ltd.	United Kingdom

Oxford Pte Ltd.	Singapore

PLX Technology Ltd.	Taiwan

Teranetics, Inc.	United States

PLX Technology Pte Ltd.	India